

April 21, 2021

James Nickolas
Chief Financial Officer
Martin Marietta Materials Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607

   Re: Martin Marietta Materials Inc.
        Form 10-K for the Year Ended December 31, 2020
        Filed February 19, 2021
        File No. 001-12744

Dear Mr. Nickolas:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis
Results of Operations
Mix-Adjusted Average Selling Price, page 45

1.   You report mix-adjusted average selling price as a non-GAAP measure for fiscal 2020 and state that it is calculated by comparing current-period shipments to like-for-like shipments in the comparable period. You also state that management believes this information is useful to investors. Please clarify the reasons why this measure provides useful information to investors regarding your financial condition and results of operations to comply with Item 10(e)(1)(i)(C) of Regulation S-K and further describe to us how you calculate both reported average selling price and mixed adjusted average selling price, providing an example of how each calculation is performed.   In addition, please disclose mix-adjusted average selling price and the corresponding reconciliations for fiscal 2019 or tell us why the presentation of the measure in the prior period is not

    required.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Branch Chief at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation